FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of November, 2004
		 		  ---------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
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registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the
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are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

For Immediate Release
November 9, 2004

 Crystallex Increases Reserves at Las Cristinas to 12.8 million ounces of gold

TORONTO, ONTARIO, November 9, 2004 - Crystallex International Corporation
(TSX: KRY) (Amex: KRY) announced today that Mine Development Associates ("MDA") of Reno, Nevada has updated the reserve and resource estimates and mine plan for the Las Cristinas gold project located in Bolivar State, Venezuela. The revised reserve and resource estimates build on the previously completed modeling by MDA (see Crystallex News Release of March 31, 2003) and include new core drill data completed by Crystallex in 2003 (2,199m) and 2004
(7,120m).

UPDATED RESERVE HIGHLIGHTS INCLUDE:
- -----------------------------------

o	  Reserves at Las Cristinas increase 25% from 10.2 million ounces (246
	  million tonnes at 1.29 g/t) to 12.8 million ounces (333 million tonnes at 1.20 g/t).

o	  The 25% increase in reserves is due to two factors:

		o Results from the 18 hole drill program (see Drill Results News
		  Release of October 12th, 2004) that was designed to increase
		  the bore hole density in the southwestern sector of the planned
		  Conductora pit to the extent that Inferred Resources there could
		  be reclassified as Indicated Resources. The 2004 drilling
		  also added to the confidence in the continuity of mineralization
		  in the deep parts of the deposit which resulted in the easing of
		  some of the restrictions used in modeling and designing the final
		  depth of the mine. The cost of the 7,120m drill program was
		  approximately US$750,000.

		o The previous reserve of 10.2 million ounces was based on a gold price
		  of $325 per ounce, whereas the new reserves are estimated at a gold
		  price of $350 per ounce and take into consideration updated operating
		  costs.

o	  MDA is currently working on a gold price sensitivity analysis for Las
	  Cristinas, results of which are expected be published in late November, 2004.

Todd Bruce, President and CEO of Crystallex commented, "Our ability to increase reserves at Las Cristinas by approximately 2.6 million ounces, or 25%, for a total cost of some US$750,000 reflects the remarkable nature of this extraordinary deposit. The updated reserve modeling at Las Cristinas represents another important step for our Company as we seek to unlock the true value of Las Cristinas." Mr. Bruce continued, "The data confirm that, despite the fact

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that Cristinas is already recognized as one of the world's largest undeveloped gold deposits, it has considerable potential to continue to grow even further. Our exploration efforts to date indicate that gold mineralization remains open at depth and in certain areas at surface. In addition, the infill drill program that generated the increase in reserves covered a zone only one kilometer in length within the footprint of the planned Conductora pit."

Dr. Ken Thomas, Crystallex's Chief Operating Officer added, "The Crystallex team looks forward to bringing this exciting property into full production.
A significant amount of preparatory work has already been done, including committing to date US$80 million in equipment orders and contracts. We are now at an advanced stage of the permitting phase and, based on the current schedule, we look forward to the project commencing production in the first half of 2006 at an average annualized rate of some 300,000 ounces of gold per year for the first five years at the initial 20,000 tonne per day ("tpd") operating rate."

In September, 2002 Crystallex was awarded the Mine Operating Agreement
("MOA") by the Republic of Venezuela through the Corporacion Venezolana de Guayana ("CVG"). Crystallex has worked diligently to bring the deposit through feasibility and into the initial development phase. This has been accomplished with the completion of several important milestones:


o	  MDA completed the Las Cristinas Mine plan in May 2003.

o SNC Lavalin ("SNCL") completed the 20,000 tpd feasibility study in September of 2003.

o The CVG approved the feasibility study and development plans in March of 2004.

o SNCL was awarded and began the 20,000 tpd EPCM work in the spring of 2004.

o The Environmental Impact Study ("EIS") was completed with the guidance of the CVG and SNCL and was submitted to the Ministry of Environment and Natural Resources ("MARN") in April, 2004, triggering the final permitting phase.

o         BNP Paribas was appointed Las Cristinas Project Finance Advisor in
          April, 2004.

o         Crystallex completed CDN$ 100 million Equity Offering in April 2004.

o         SNCL completed expanded 40,000 tpd feasibility study in May, 2004.

o August 2004, Crystallex announced confirmation of the Las Cristinas "Land Use Permit" (Crystallex News Release of August 4th, 2004).


LA CRISTINAS RESOURCES
- ----------------------

The aggregate resource estimate of 20.9 million ounces was completed using the same procedures as were used in 2003. For explanations of methodologies and resource descriptions and discussions, which remain valid for this estimate, refer to the 43-101 Technical Report filed on April 30th, 2003 on SEDAR. Crystallex expects to continue further exploration drilling to upgrade Inferred Resources to Measured and Indicated and ultimately to Proven and Probable Reserves. Crystallex will combine those efforts with sampling and heterogeneity studies to define sampling procedures, continued quality control and quality assurance programs for grade control during mining.

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

The resources are contained in two separate areas: Conductora - Cuatro Muertos (CO/CM) and Mesones - Sofia (MS/SO).


- --------------------------------------------------------------------------------------
			  LAS CRISTINAS RESOURCES
- --------------------------------------------------------------------------------------
Deposit          Measured                    Indicated                Inferred
           Tonnes  g/t   Ounces     Tonnes      g/t  Ounces	 Tonnes       g/t   Ounces
  	            Au	                        Au			      Au

CO/	54,336,000 1.22 2,130,000  360,981,000 1.09 12,627,000  151,910,000  0.88  4,288,000
CM

MS/     9,405,000  1.20 364,000    37,605,000  0.91 1,099,000    20,507,000  0.65    431,000
SO

Total  63,741,000  1.22 2,494,000  398,586,000 1.07 13,726,000   172,417,000 0.85  4,719,000


LAS CRISTINAS RESERVES
- ----------------------

The Las Cristinas Reserves were developed from Measured and Indicated Resources by establishing the ultimate economic pit limits using pit optimization software. The economic calculations were based on a gold price of US$350 per ounce and variable cutoff grades of between 0.40 to 0.80 grams of gold per tonne (g/t), depending upon material type.
The CO/CM pit is the larger of the two planned pits, and is projected to reach a depth of 390m below surface with an average strip ratio of
1.43 to 1. This contrasts with a depth of 330m below surface and a strip ratio of 1.34 to 1, based on a gold price of US$325 per ounce, in the previous model. In-pit reserves, estimated in accordance with CIM Standards and National Instrument 43-101, are as follows:

- -------------------------------------------------------------
	      LAS CRISTINAS RESERVES
- -------------------------------------------------------------

Deposit   Category   Tonnes      Grade    Ounces    Strip
	       		        (Au g/t)	    Ratio
CO/CM     Proven    46,717,000    1.30   1,954,000  1.45:1
	  Probable 263,006,000    1.18  10,009,000

MS        Probable  23,589,000    1.17     885,000  1.18:1

Total     Proven    46,717,000    1.30   1,954,000  1.43:1
 	  Probable 286,595,000    1.18  10,895,000
- -------------------------------------------------------------
TOTAL     Proven   333,312,000    1.20  12,849,000  1.43:1
	& Probable
- -------------------------------------------------------------

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

The revised reserve and resource estimate was prepared in conformity with the requirements set out in National Instrument 43-101 by MDA under the direction of Steven Ristorcelli, P. Geo., and Scott Hardy, P. Eng., both independent qualified persons for the purposes of National Instrument 43-101, with geologic input from Dr. Luca Riccio, P. Geo. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. Core samples from 15 of the 18 holes drilled in 2004, as well as standards, blanks and coarse rejects for quality control,were prepared at Societe Generale de Surveillance's ("SGS") sample preparation laboratory in Tumeremo, Venezuela, and subsequently assayed at SGS's analytical laboratory in Lakefield, Ontario. Core from three bore holes along with standards, blanks and coarse rejects for quality control, were prepared and assayed at Triad's laboratory at La Camorra, Venezuela.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the first half of 2006 at an initial annualized rate of some 300,000 ounces. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This release contains certain forward-looking statements and information regarding Crystallex's financial position, business strategy and plans and objectives of its management for future operations that derive from management's beliefs and assumptions based on information currently available. The statements and information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. When used in this release, the words "anticipate," "believe," "intend," "estimate," "expect," "will," "could," "may" and similar expressions intend to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. Forward-looking statements, which appear in this release, describe, among other things, risks and uncertainties, and reflect management's current views with respect to future events. Actual results could differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form
("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, whether financial or otherwise, may vary materially from those described on this release.
This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf as disclosed in this release or elsewhere.

Cautionary Note to Investors - We use certain terms in this release, such as "resource," "measured resource", "indicated resource" and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Furthermore, reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, however, a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and US reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   November 9, 2004     		     	By    /s/ Daniel R. Ross
- -------------------------			--------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature